SEC 1746 (9-88) 9 of 10




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             AMERICAN STORES COMPANY

                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)

                         (Title of Class of Securities)

                                   030096 10 1

                                 (CUSIP Number)

 MARK N. SCHNEIDER, ESQ., 709 E. SOUTH TEMPLE, SALT LAKE CITY, UT  84102, (801)
                                    539-4435

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                FEBRUARY 28, 1995

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

Check the following box if a fee is being paid with the statement ". (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP NO.     030096 10 1          PAGE    2     OF    10    PAGES

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           LENNIE SAM SKAGGS
           S.S. NO.:  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x

(b) o
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           OO - NO FUNDS UTILIZED FOR ACQUISITION

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
o
     IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
     7    SOLE VOTING POWER
                      0

     8    SHARED VOTING POWER
                      24,515,008

     9    SOLE DISPOSITIVE POWER
                      0

     10   SHARED DISPOSITIVE POWER
                      24,515,008

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      24,515,008

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
o
              (See Instructions)*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.17%

14   TYPE OF REPORTING PERSON*
           IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
SCHEDULE 13D

CUSIP NO.     030096 10 1          PAGE    3     OF    10    PAGES
1    NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
          ALINE W. SKAGGS
          S.S. NO.:  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A) X

(B) O
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           OO - NO FUNDS UTILIZED FOR ACQUISITION

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
O
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
           0

8    SHARED VOTING POWER
           24,515,008

9    SOLE DISPOSITIVE POWER
           0

10   SHARED DISPOSITIVE POWER
           24,515,008

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           24,515,008

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
O
              (See Instructions)*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.17%

14   TYPE OF REPORTING PERSON*
          IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
SCHEDULE 13D

CUSIP No.     030096 10 1          PAGE    4     OF    10    PAGES
1    NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          ALSAM TRUST
          IRS NO.:  87 6197556

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) x

(b) o
3    SEC USE ONLY

4    SOURCE OF FUNDS*
           OO - NO FUNDS UTILIZED FOR ACQUISITION

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
o
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
           UTAH

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
           0

8    SHARED VOTING POWER
           0

9    SOLE DISPOSITIVE POWER
           0

10   SHARED DISPOSITIVE POWER
           24,515,008

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           24,515,008

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
o
              (See Instructions)*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           17.17%

14   TYPE OF REPORTING PERSON*
           OO - TRUST
*SEE INSTRUCTIONS BEFORE FILLING OUT!
     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on January 15, 1992 by Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"). The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs, Aline W. Skaggs or the Trust (collectively the "Reporting Persons") are, for the purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

Item 1.  Security and Issuer

     This report relates to the Common Stock, $1.00 par value, of American Stores Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 709 East South Temple, Salt Lake City, Utah 84127-0447.

Item 2.  Identity and Background

     The Reporting Persons are Lennie Sam Skaggs and Aline W. Skaggs, who are husband and wife, and the Trust, who together may be deemed a "group" for purposes of section 13(d)(5) of the Securities Exchange Act of 1934, as amended. The Reporting Persons share a business address, which is 757 East South Temple, Suite 250, Salt Lake City, Utah 84102.

     Mr. Skaggs' principal occupation is Chairman of the Board of the Company. Mrs. Skaggs is a retired Director of the Company.

     During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Skaggs are citizens of the United States of America. The Trust is organized under the laws of the State of Utah.

Item 3.  Source and Amount of Funds or Other Considerations

     The original filing on Schedule 13D resulted from the transfer of common stock of the Company from a testamentary trust established by the father of Mr.
Skaggs to the Trust.   No consideration was given by Mr. or Mrs. Skaggs or the
Trust for such transfer.




Item 4.  Purpose of Transaction

     The original filing on Schedule 13D resulted from the transfer of common stock of the Company from a testamentary trust established by the father of Mr. Skaggs to the Trust. The Reporting Persons have no plans or proposals which relate to or would result in any of the items set forth in Item 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of Issuer

     (a) As of November 26, 1994, the Company had outstanding 142,850,274 shares of Common Stock, $1.00 par value per share, as reported in the Company's Quarterly Report on Form 10-Q for the Quarter Ended October 29, 1994. On the date of this Schedule, the Reporting Persons may each be deemed to be the beneficial owner of the 24,515,008 shares of Common Stock held of record by the Trust. Such shares constitute 17.17% of the total outstanding shares of the Company's Common Stock.
     (b) Mr. and Mrs. Skaggs each have shared voting and shared dispositive power with respect to the 24,515,008 shares held of record by the Trust. The Trust has shared dispositive power with respect to the 24,515,008 shares it holds of record.

     (c)  None.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

     The subject shares of the Company's common stock are held by the Trust pursuant to the terms of a revocable trust agreement. Mr. and Mrs. Skaggs share voting power over such shares subject to the right of each of them to revoke the Trust and receive back the shares they originally contributed to the Trust.

Item 7.        Material to be Filed as Exhibits

     Exhibit A -    Agreement of the Reporting Persons Relating to the Filing of
the Schedule 13D


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    February 28, 1995.



                              ______________/s/________________________
                              LENNIE SAM SKAGGS, individually


38117-1


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    February 28, 1995.



                              _______________/s/____________________
                              ALINE W. SKAGGS, individually


38117-1


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     DATED:    February 28, 1995.

                              THE ALSAM TRUST



                              BY:_____________/s/______________________
                                 DON L. SKAGGS, Trustee



                              BY:_____________/s/________________________
                                 MICHAEL T. MILLER, Trustee



                              BY:______________/s/________________________
                                 GEORGE L. MOOSMAN, Trustee


38117-1


                                    EXHIBIT A

       AGREEMENT OF LENNIE SAM SKAGGS, ALINE W. SKAGGS AND THE ALSAM TRUST


                                   As Part of
                                  SCHEDULE 13D
                                 Filed With the
                       SECURITIES AND EXCHANGE COMMISSION
                                       BY
                       LENNIE SAM SKAGGS, ALINE W. SKAGGS
                               AND THE ALSAM TRUST


  Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.

  This agreement may be executed in counterparts, all of which together shall be deemed a single original.

  Dated:  February 28, 1995


                           _________________/s/______________________
                           LENNIE SAM SKAGGS, Individually

                           _________________/s/_______________________
                           ALINE W. SKAGGS, Individually

                           THE ALSAM TRUST


                           BY:______________/s/_____________________
                                DON L. SKAGGS, Trustee


                           BY:______________/s/_______________________
                                MICHAEL T. MILLER, Trustee


                           BY:______________/s/________________________
                                GEORGE L. MOOSMAN, Trustee